UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Commission File Number 1-13175
PREMCOR RETIREMENT SAVINGS PLAN
VALERO ENERGY CORPORATION
One Valero Way
San Antonio, Texas 78249

PREMCOR RETIREMENT SAVINGS PLAN
All other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Valero Energy Corporation Benefit Plans Administrative Committee:
We have audited the accompanying statements of net assets available for benefits of the Premcor Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Antonio, Texas
June 28, 2010

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
Assets:
Investments:
Mutual funds	$163,929,957	$126,454,910
Common/collective trust	47,666,805	47,114,044
Valero Energy Corporation common stock	12,887,880	16,520,668
Money market security	32,146	—

Investments at fair value	224,516,788	190,089,622
Participant loans	6,644,040	6,486,374

Total investments	231,160,828	196,575,996

Receivables:
Due from brokers for securities sold	—	15,004
Employer contributions, net of forfeitures of $- and $65,057, respectively	182,836	160,982

Total receivables	182,836	175,986

Total assets	231,343,664	196,751,982

Liabilities:
Due to brokers for securities purchased	—	(15,005)

Net assets available for benefits before adjustment	231,343,664	196,736,977

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,030,469)	615,934

Net assets available for benefits	$230,313,195	$197,352,911

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2009	2008
Investment income (loss):
Interest income	$443,496	$494,837
Dividend income	5,029,376	8,251,689
Net appreciation (depreciation) in fair value of investments	27,803,650	(95,338,827)

Total investment income (loss)	33,276,522	(86,592,301)

Contributions:
Employee	9,056,198	9,660,100
Employer, net of forfeitures	6,413,341	6,312,306

Total contributions	15,469,539	15,972,406

	48,746,061	(70,619,895)

Deductions from net assets:
Withdrawals by participants	(15,776,302)	(23,420,929)
Administrative expenses	(9,475)	(57,929)

Total deductions	(15,785,777)	(23,478,858)

Net increase (decrease) in net assets available for benefits	32,960,284	(94,098,753)

Net assets available for benefits:
Beginning of year	197,352,911	291,451,664

End of year	$230,313,195	$197,352,911

See Notes to Financial Statements.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
As used in this report, the term “Valero” may refer, depending upon the context, to Valero Energy Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole.
Valero is a publicly held independent refining and marketing company with approximately 21,000 employees. As of December 31, 2009, Valero owned 15 refineries in the United States, Canada, and Aruba with a combined total throughput capacity of approximately 2.8 million barrels per day. Valero markets refined products through an extensive bulk and rack marketing network and a network of approximately 5,800 retail and wholesale branded outlets in the United States, Canada, and Aruba under various brand names including Valero®, Diamond Shamrock®, Shamrock®, Ultramar®, and Beacon®. Valero also operated seven ethanol plants in the Midwest with a combined capacity of approximately 780 million gallons per year.
Valero’s common stock trades on the New York Stock Exchange under the symbol “VLO.”
The following description of the Premcor Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.
General
The Plan is a qualified profit-sharing plan covering eligible employees of Valero who were formerly employed by The Premcor Refining Group Inc. (PRG), an indirect wholly owned subsidiary of Valero. PRG was previously owned by Premcor Inc. (Premcor), which was acquired by Valero on September 1, 2005. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Valero is the plan sponsor and the Valero Energy Corporation Benefit Plans Administrative Committee (the Administrative Committee) is the administrator of the Plan. Vanguard Fiduciary Trust Company (Vanguard) is the trustee and record keeper under the Plan and has custody of the securities and investments of the Plan through a trust.
Participation
Participation in the Plan is voluntary. All union employees eligible under this Plan, other than union employees at the Delaware City Refinery, may participate in the Plan after completing six months of service. Union employees at the Delaware City Refinery are eligible to participate in the Plan after one month of service.
Contributions
Participants can make pre-tax contributions from 1% to 50% of their annual eligible compensation as defined in the Plan, subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants may also make designated Roth 401(k) contributions to the Plan, which are included in the participant’s gross income at the time of the contribution. Valero matches 200% of the first 3% of compensation that a participant contributes to the Plan. Employer contributions are made in cash. Participants also can elect to make after-tax contributions up to 5% of their compensation; however, Valero does not match these contributions. Total pre-tax and after-tax contributions cannot exceed 50% of compensation. In addition, any participant can make rollover contributions and eligible Roth 401(k)

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
rollover contributions to the Plan. During the years ended December 31, 2009 and 2008, participants made rollover contributions of $6,519 and $263,415, respectively, which are included in employee contributions in the statements of changes in net assets available for benefits.
In addition to the employer contributions noted above, Valero matches 100% of compensation above 3% up to a maximum of 6% that union participants at the Port Arthur Refinery contribute to the Plan.
Federal income taxes on pre-tax contributions are deferred until the time a distribution is made to the participant. The Code establishes an annual limitation on the amount of individual pre-tax salary deferral contributions. The limit was $16,500 and $15,500 for the years ended December 31, 2009 and 2008, respectively. Participants who were eligible to make pre-tax contributions and who attained age 50 before the end of the year were eligible to make an additional catch-up pre-tax contribution of up to $5,500 and $5,000 for the years ended December 31, 2009 and 2008, respectively.
Participant Accounts
Individual accounts are maintained for each Plan participant. A separate account is maintained for each participant’s pre-tax, after-tax, employer matching, and rollover contributions. A separate account is also maintained for each participant’s designated Roth 401(k) contribution account and Roth 401(k) rollover account. The accounts for each participant are adjusted to reflect all contributions, withdrawals, income, expenses, gains, and losses attributable to these accounts.
Vesting
Participants are vested 100% in their employee account at all times. Employer matching contributions vest at the rate of 20% per year with 100% vesting after the fifth year of service, except for Delaware City Refinery employees who are immediately fully vested.
The Plan provides that if an employee incurs a break in service prior to becoming vested in any part of his employer account, the employee’s prior continuous service will not be disregarded for purposes of the Plan until the break in service equals or exceeds five successive years. Upon a participant’s termination of employment for other than death, total and permanent disability, or retirement, the non-vested portion of the participant’s employer account is forfeited. In the event the participant is reemployed prior to incurring a break in service of five successive years, any amounts forfeited under this provision will be reinstated.
Effective June 1, 2010, Valero sold its refinery in Delaware City, Delaware to wholly owned subsidiaries of PBF Energy Partners Company LLC. As a result of the sale, employees at the Delaware City Refinery were terminated by Valero. Those terminated employees who were participants in the Plan became fully vested in their employer accounts if they were not yet fully vested.
Forfeitures
Forfeited non-vested accounts of terminated participants can be used to pay the Plan’s administrative expenses or reduce employer contributions. For the year ended December 31, 2009, there were no amounts from forfeited non-vested accounts that were used to reduce employer contributions. Employer contributions for the year ended December 31, 2008 were reduced by $65,124 related to forfeited non-vested accounts. As of December 31, 2009 and 2008, forfeited non-vested accounts available to reduce future employer contributions were $32,146 and $105,251, respectively.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Investment Options
Participants direct the investment of 100% of their employee and employer contributions and may transfer existing account balances to any of the funds offered. The Plan currently offers mutual funds and a common/collective trust through Vanguard and the Valero Common Stock Fund, which invests 100% in Valero Energy Corporation common stock, as investment options for participants.
Participants may not designate more than 20% of their contributions to be invested in the Valero Common Stock Fund. Transfers into the Valero Common Stock Fund will not be permitted to the extent a transfer would result in more than 50% of the aggregate value of the participant’s account being invested in the Valero Common Stock Fund.
Withdrawals and Distributions
A participant may withdraw any after-tax contributions and under certain circumstances may withdraw pre-tax contributions after submitting a request to Vanguard. Effective September 1, 2008, a participant may withdraw up to 100% of his vested matching contribution account. Withdrawals of pre-tax contributions or designated Roth 401(k) contributions before employment ends are limited to hardship withdrawals, under which certain criteria must be met, or attainment of age 59 1/2.
Upon a participant’s death, total and permanent disability, or retirement, the participant or the beneficiary of a deceased participant is entitled to a distribution of the entire value of the participant’s employee account and employer account regardless of whether or not the accounts are fully vested. Upon a participant’s termination for any other reason, the participant is entitled to a distribution of only the value of the participant’s employee account and the vested portion of the participant’s employer account. Distributions resulting from any of these occurrences may be received in a single sum. Alternatively, a participant or beneficiary may elect to receive this distribution in the form of equal monthly installments over a period not to exceed fifteen years. In addition, when the value of a distribution to a participant exceeds $1,000, the distribution to a participant who has terminated employment prior to his death, disability, or normal retirement age may be made only with the participant’s consent.
Terminated participants may elect to have the Plan trustee hold their accounts for distribution to them at a date not later than April 1 of the calendar year after which they attain age 70 1/2. In this event, terminated participants continue to share in the income, expenses, gains, and losses of the Plan until their accounts are distributed.
Effective January 1, 2008, the Plan was amended to allow participants who are called to active duty military service and who are on military leave for a period of 179 days or more to make withdrawals of all or any portion of their account. Effective September 12, 2008, the Plan was amended to provide certain relief to a participant whose principal residence on September 12, 2008 was located in the Hurricane Ike disaster area and who sustained an economic loss by reason of Hurricane Ike.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Participant Loans
Participants may borrow, subject to certain limitations, amounts credited to their pre-tax contribution account or designated Roth 401(k) contribution account. The maximum loan amount a participant may have outstanding is restricted to the lesser of:
(a)	$50,000, reduced by the excess of (i) the highest outstanding balance of the participant’s loans during a one-year period over (ii) the participant’s then currently outstanding loan balance on the day any new loan is made, or
(b)	one-half of the current value of the participant’s vested interest in his Plan accounts.
The term of any loan may not exceed five years unless the loan is for the purchase of a participant’s principal residence, in which case the term may be longer than five years. Effective January 1, 2010, the repayment period for a loan used to acquire a participant’s principal residence may be up to 15 years. The balance of the participant’s employee account and vested portion of his employer account serve as security for the loan. Loans bear interest at a reasonable rate as established by the Administrative Committee, presently at prime plus 1%. As of December 31, 2009, interest rates on outstanding participant loans ranged from 4.25% to 9.25% and maturity dates ranged from January 2010 to September 2024. Loan repayments of principal and interest are made through payroll deductions or as otherwise determined. A participant may continue to make loan repayments following termination of employment pursuant to procedures established by Valero.
Plan Expenses
The Plan pays a portion of its administrative expenses, including trustee fees and administrative fees. Plan administrative expenses not paid by the Plan are paid by Valero. Valero also provides certain other services at no cost to the Plan. Investment expenses relating to individual participant transactions, such as redemption fees, are deducted from the respective participant’s account.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (GAAP).
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Subsequent Events
Management has evaluated subsequent events that occurred after December 31, 2009 through the date these financial statements were issued. Any material subsequent events that occurred during this time have been properly recognized or disclosed in these financial statements.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Accounting Standards Codification
As of December 31, 2009, the Plan adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification, or ASC) which became the single source of authoritative non-governmental accounting principles under GAAP, superseding various existing authoritative accounting pronouncements. The Codification establishes one level of authoritative GAAP. All other literature is considered non-authoritative. There were no changes to the Plan’s financial statements due to the implementation of the Codification other than changes in reference to various authoritative accounting pronouncements in the financial statements.
Valuation of Investments
The Plan’s investments are stated at fair value as described in Note 4.
In September 2009, ASC Topic 820, “Fair Value Measurements and Disclosures,” was modified to provide guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. The guidance permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also requires additional disclosure of the attributes of these investments such as the nature of any restrictions on the plan’s ability to redeem its investment and any unfunded commitments. This guidance is effective for periods ending after December 15, 2009. The Plan’s adoption of this guidance for the year ended December 31, 2009, did not affect the Plan’s financial position or results of operations, but did result in additional disclosures, which are provided in Note 4.
In January 2010, ASC Topic 820 was modified to require (i) separate disclosure of the amounts of significant transfers between Level 1 and Level 2 and reasons for the transfers and (ii) information about purchases, sales, issuances, and settlements relating to Level 3 measurements. In addition, ASC Topic 820 clarified existing disclosure requirements for (i) disclosures by class of assets and liabilities and (ii) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for fiscal years beginning after December 15, 2009, except for the separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements, which will be effective for fiscal years beginning after December 31, 2010. The adoption by the Plan of this guidance effective January 1, 2010 is not expected to affect the Plan’s financial position or results of operations, but will result in additional disclosures.
Participant Loans
Participant loans are carried at their outstanding principal balances.
Income Recognition
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
Net appreciation (depreciation) in fair value of investments consists of net realized gains and losses on the sale of investments and net unrealized appreciation (depreciation) of investments.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
Withdrawals by Participants
Withdrawals by participants are recorded when paid.
Risks and Uncertainties
The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
The Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
3. Investments
Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2009	2008
Valero Energy Corporation common stock	$12,887,880	$16,520,668
Vanguard 500 Index Fund Signal Shares	12,384,541	10,065,785
Vanguard International Growth Fund Investor Shares (a)	13,971,621	8,822,741
Vanguard Morgan Growth Fund Investor Shares (a)	12,648,608	9,291,900
Vanguard Retirement Savings Trust (contract value of $46,636,336 and $47,729,978, respectively)	47,666,805	47,114,044
Vanguard PRIMECAP Fund Investor Shares	24,855,577	18,589,414
Vanguard Total Bond Market Index Fund Investor Share	14,350,736	12,716,659
Vanguard Wellington Fund Investor Shares	27,852,722	24,252,278
Vanguard Windsor II Fund Investor Shares	24,731,722	20,522,464

(a)	As of December 31, 2008, this investment is less than 5% of the Plan’s net assets available for benefits but is shown in the table above for comparative purposes only.
The Plan’s investment in shares of Valero common stock represents 5.7% and 8.7% of total investments at fair value as of December 31, 2009 and 2008, respectively. The closing price for Valero common stock was $16.75 and $21.64 on December 31, 2009 and 2008, respectively. As of June 23, 2010, the closing price for Valero common stock was $18.16.

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2009	2008
Valero Energy Corporation common stock	$(3,658,294)	$(28,654,123)
Mutual funds	31,461,944	(66,684,704)

Net appreciation (depreciation) in fair value of investments	$27,803,650	$(95,338,827)

For the years ended December 31, 2009 and 2008, dividend income included $466,877 and $366,733, respectively, of dividends paid on Valero common stock.
The average yields earned by the Plan on its investment in the Vanguard Retirement Savings Trust were 3.15% and 3.67% for the years ended December 31, 2009 and 2008, respectively. The average yields earned by the Plan on its investment in the Vanguard Retirement Savings Trust with an adjustment to reflect the actual interest rate credited to participants in the Plan were 2.86% and 3.38% for the years ended December 31, 2009 and 2008, respectively.
Certain events could limit the ability of the Plan to transact at contract value with the issuers of the contracts held by the Vanguard Retirement Savings Trust. These events include, but are not limited to, layoffs, bankruptcy, plant closings, plan termination, mergers, and early retirement incentives. These events may cause liquidation of all or a portion of a contract at a market value adjustment. As of December 31, 2009, the occurrence of any of these events, which could limit the Plan’s ability to transact at contract value with participants, is not considered probable.
4. Fair Value Measurements
A fair value hierarchy (Level 1, Level 2, or Level 3) is used to categorize fair value amounts based on the quality of inputs used to measure fair value. Accordingly, fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair values of its applicable assets and liabilities. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.
The valuation methods used to measure the Plan’s financial instruments at fair value are as follows:
•	Valero Energy Corporation common stock and mutual funds are measured at fair value using a market approach based on quotations from national securities exchanges and are categorized in Level 1 of the fair value hierarchy.

•	The Vanguard Retirement Savings Trust, a common/collective trust which primarily holds investments in fully benefit-responsive insurance contracts, is stated at fair value as determined by the issuer of the fund and is categorized in Level 2 of the fair value hierarchy. The fair value of the Vanguard Retirement Savings Trust is calculated by the issuer using a discounted cash

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
flow model, which considers (i) recent fee bids as determined by recognized dealers, (ii) discount rate, and (iii) the duration of the underlying portfolio securities. There are no imposed restrictions as to the redemption of this investment.
The tables below present information about the Plan’s assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2009 and 2008.

	Fair Value Measurements Using
	Quoted	Significant
	Prices	Other	Significant
	in Active	Observable	Unobservable	Total as of
	Markets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009
Mutual funds:
Large-cap funds	$109,260,562	$—	$—	$109,260,562
Mid-cap funds	8,757,773	—	—	8,757,773
Small-cap funds	11,693,395	—	—	11,693,395
Bond funds	14,350,736	—	—	14,350,736
Foreign funds	13,971,621	—	—	13,971,621
Target date retirement funds	5,895,870	—	—	5,895,870
Common/collective trust	—	47,666,805	—	47,666,805
Valero Energy Corporation common stock	12,887,880	—	—	12,887,880
Money market security	32,146	—	—	32,146

Investments at fair value	$176,849,983	$47,666,805	$—	$224,516,788

	Fair Value Measurements Using
	Quoted	Significant
	Prices	Other	Significant
	in Active	Observable	Unobservable	Total as of
	Markets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008
Mutual funds	$126,454,910	$—	$—	$126,454,910
Common/collective trust	—	47,114,044	—	47,114,044
Valero Energy Corporation common stock	16,520,668	—	—	16,520,668

Investments at fair value	$142,975,578	$47,114,044	$—	$190,089,622

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
5. Party-in-Interest Transactions
The Plan invests in shares of mutual funds and units of a common/collective trust that are managed by an affiliate of Vanguard Fiduciary Trust Company, the Plan’s trustee. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, the Plan allows for loans to participants and investment in Valero common stock. Valero, the sponsor of the Plan, provides accounting and administrative services at no cost to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the Code.
6. Plan Termination
Although it has not expressed any intent to do so, Valero has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of any termination of the Plan or complete discontinuance of employer contributions, participants would become 100% vested in their employer accounts. If the Plan were terminated, the Administrative Committee would direct the trustee to distribute the remaining assets, after payment of all Plan expenses, to participants and beneficiaries in proportion to their respective balances.
7. Tax Status
The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated April 6, 2009 that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.
8. Reconciliation of Financial Statements to Form 5500
Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation. Deemed distributions of participant loans are recorded on the Form 5500 upon default by participants; such amounts continue to be reported as participant loans in the financial statements until the participants’ termination and actual distribution from the Plan.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$230,313,195	$197,352,911
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,030,469	(615,934)
Deemed distributions of participant loans	(175,257)	(115,213)

Net assets available for benefits per the Form 5500	$231,168,407	$196,621,764

PREMCOR RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2009	2008
Investment income (loss) per the financial statements	$33,276,522	$(86,592,301)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of end of year	1,030,469	(615,934)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of beginning of year	615,934	(397,064)

Investment income (loss) per the Form 5500	$34,922,925	$(87,605,299)

The following is a reconciliation of deemed distributions of participant loans per the financial statements to the Form 5500 Annual Return/Report of Employee Benefit Plan:

	Years Ended December 31,
	2009	2008
Deemed distributions of participant loans per the financial statements	$—	$—
Deemed distributions of participant loans as of end of year	175,257	115,213
Deemed distributions of participant loans as of beginning of year	(115,213)	(30,282)

Deemed distributions of participant loans per the Form 5500	$60,044	$84,931

PREMCOR RETIREMENT SAVINGS PLAN
EIN: 74-1828067
Plan No. 010
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2009

Identity of Issue/Description of Investment	Current Value
Mutual funds:
*Vanguard 500 Index Fund Signal Shares	$12,384,541
*Vanguard Asset Allocation Fund Investor Shares	6,787,392
*Vanguard Explorer Fund Investor Shares	5,129,066
*Vanguard International Growth Fund Investor Shares	13,971,621
*Vanguard Mid-Cap Index Fund Investor Shares	8,757,773
*Vanguard Morgan Growth Fund Investor Shares	12,648,608
*Vanguard PRIMECAP Fund Investor Shares	24,855,577
*Vanguard Small-Cap Index Fund Investor Shares	6,564,329
*Vanguard Target Retirement 2005 Fund	35,370
*Vanguard Target Retirement 2010 Fund	554,436
*Vanguard Target Retirement 2015 Fund	1,988,632
*Vanguard Target Retirement 2020 Fund	1,417,920
*Vanguard Target Retirement 2025 Fund	567,101
*Vanguard Target Retirement 2030 Fund	376,120
*Vanguard Target Retirement 2035 Fund	241,486
*Vanguard Target Retirement 2040 Fund	246,921
*Vanguard Target Retirement 2045 Fund	133,161
*Vanguard Target Retirement 2050 Fund	133,145
*Vanguard Target Retirement Income	201,578
*Vanguard Total Bond Market Index Fund Investor Shares	14,350,736
*Vanguard Wellington Fund Investor Shares	27,852,722
*Vanguard Windsor II Fund Investor Shares	24,731,722

Total mutual funds	163,929,957

Common/collective trust:
*Vanguard Retirement Savings Trust	47,666,805

Common stock:
*Valero Energy Corporation	12,887,880

Money market security:
*Vanguard Prime Money Market Fund	32,146

*Participant loans (interest rates range from 4.25% to 9.25%; maturity dates range from January 2010 to September 2024)	6,644,040

Total investments	$231,160,828

*	Party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Valero Energy Corporation Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMCOR RETIREMENT SAVINGS PLAN
By:	/s/ Donna M. Titzman
Donna M. Titzman
Chairman of the Valero Energy Corporation Benefit Plans Administrative Committee Vice President and Treasurer, Valero Energy Corporation

Date: June 28, 2010